Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

(Unaudited)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income from continuing operations before provision for income taxes	$475,827	$409,167	$335,771	$270,125	$205,317
Fixed charges	100,190	71,983	56,901	54,769	53,993

Amortization of capitalized interest, net of interest capitalized	56	(57)	(318)	2	44

Earnings available for fixed charges	$576,073	$481,093	$392,354	$324,896	$259,354

Fixed charges:

Interest expense, including amortization of debt issuance costs	$51,184	$31,429	$24,307	$29,765	$32,252
Capitalized interest	130	296	479	35	—
Portion of rental expense representative of interest	48,876	40,258	32,115	24,969	21,741

Total fixed charges	$100,190	$71,983	$56,901	$54,769	$53,993

Ratio of earnings to fixed charges	5.7	6.7	6.9	5.9	4.8